Exhibit 99.2

ಕನ್ನಡಪ್ರಭ
ಶನಿವಾರ 17.01.2026
ಜಾಹೀರಾತು 19

wipro

EXTRACT OF STATUTORILY AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED AND NINE MONTHS ENDED DECEMBER 31, 2025

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2025	Nine months ended December 31, 2025	Quarter ended December 31, 2024
Revenue from operations	235,558	683,877	223,188
Profit before tax	41,339	126,746	44,533
Profit after tax	31,450	97,439	33,667
Total comprehensive income for the period	34,981	118,314	33,958
Paid-up equity share capital (Par value of ₹ 2 per share)	20,974	20,974	20,938
Reserves excluding non-controlling interest[1] as shown in the Audited Statement of Financial Position	807,365	807,365	739,433
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended and nine months ended periods are not annualized)			
Basic: (in ₹)	2.98	9.26	3.21
Diluted: (in ₹)	2.97	9.23	3.20

[1] Balance for the quarter ended December 31, 2025 and nine months ended December 31, 2025 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2025 and balance for the quarter ended December 31, 2024 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the quarter ended and nine months ended December 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on January 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards ("Ind AS"), the provisions of the Companies Act, 2013 ("the Companies Act"), as applicable and guidelines issued by the Securities and Exchange Board of India ("SEBI"). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2025	Nine months ended December 31, 2025	Quarter ended December 31, 2024
Revenue from operations	235,558	683,877	223,188
Profit before tax	41,339	126,746	44,533
Profit after tax	31,450	97,439	33,667
Total comprehensive income for the period	34,921	118,069	33,858
Paid-up equity share capital (Par value of ₹ 2 per share)	20,974	20,974	20,938
Reserves excluding non-controlling interest[1] as shown in the Audited Balance Sheet	802,697	802,697	734,880
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended and nine months ended periods are not annualized)			
Basic: (in ₹)	2.98	9.26	3.21
Diluted: (in ₹)	2.97	9.23	3.20

[1] Balance for the quarter ended December 31, 2025 and nine months ended December 31, 2025 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2025 and balance for the quarter ended December 31, 2024 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the quarter ended and nine months ended December 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on January 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2025	Nine months ended December 31, 2025	Quarter ended December 31, 2024
Revenue from operations	180,169	529,823	171,241
Profit before tax	37,947	118,270	34,674
Profit after tax	27,822	90,925	28,408
Total comprehensive income for the period	26,985	87,662	27,181

The audited standalone financial results (under Ind AS) of the Company for the quarter ended and nine months ended December 31, 2025 have been approved by the Board of Directors of the Company at its meeting held on January 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Vide its order dated June 06, 2025, the Hon'ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the "Pooling of Interests Method" as prescribed under Appendix C of Ind AS 103, "Business Combinations" as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 01, 2024.

Notes:

1. The Board of Directors in their meeting held on January 16, 2026, declared an interim dividend of ₹ 6 /- (U.S.$ 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).
2. On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. The implementation of the Labour Codes has resulted in an increase of ₹ 2,915 and ₹ 3,028 in the provision for defined benefit obligation, which has been recognized as an employee benefit expense in the current reporting period in the audited standalone and consolidated financial results, respectively. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes, and will incorporate appropriate accounting treatment based on these developments as required.
3. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company's website (URL: www.wipro.com).

By Order of the Board,
For Wipro Limited

Rishad A. Premji
Chairman

Place : Bengaluru
Date : January 16, 2026

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India
Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800

IN THE COURT OF THE (CCH-84) LXXXIII ADDL CITY CIVIL AND SESSIONS JUDGE, AT BENGALURU (COMMERCIAL COURT COMPLEX)

COM. O.S. No. 1122/2025

Bank of Baroda

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